Exhibit 10.29

December 6, 2021

Chris Horan

Private & Confidential

Re:	Employment Offer Letter

Dear Chris,

On behalf of Artiva Biotherapeutics, Inc. (the “Company”), I am pleased to offer you employment under the terms set forth in this offer letter agreement (this “Agreement”). These employment terms will be effective as of your start date, which will be on December 31, 2021 (the “Start Date”).

1.  Employment Position; Duties. You will be employed as the Company’s Chief Technical Operations Officer (“CTO”). As CTO, you will have those duties and responsibilities as are customary for this position and as may be directed by the Company. Your position will be remote, and you will work from your home office. During your employment, you will devote your full-time best efforts to the business of the Company.

2.   Base Salary; Employee Benefits and Business Expenses.

(a)   Base Salary. Your initial base salary will be paid at the annual rate of $400,000.00, less standard payroll deductions and tax withholdings. Effective upon the closing of the Company’s initial public offering (the “IPO”), your base salary will increase to $450,000.00. Your base salary will be paid on the Company’s normal payroll schedule. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and position. You will not be eligible for extra payment under the overtime laws.

(b)   Employee Benefits. Effective the first day of the month following your Start Date, you will be eligible to participate in the Company’s benefit program. The current benefit program includes medical, dental and vision coverage. You may also elect to participate in the Company’s 401K plan. The Company does not contribute currently to the 401K plan. You will also be eligible to accrue Paid Time Off (PTO) at a rate of 9 hours per pay period, or a total of 216 hours annually. Details of the PTO policy and other benefits are provided in the Company’s Employee Handbook.

(c)   Business Expenses. Your legitimate and documented business expenses will be reimbursed by the Company as provided under its business expense reimbursement policies. Your reimbursable business expenses will include reasonable costs of travel from your home office to and from San Diego as required for your role and as agreed upon between yourself and the Company.

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3.  Annual Bonus. In addition to base salary, you will be eligible to earn discretionary incentive compensation at an annual target amount of thirty percent (30%) of your base salary in effect during the bonus year. Effective upon the closing of the Company’s IPO, your annual target bonus will increase to forty (40%) of your base salary in effect during the bonus year. With respect to the annual incentive compensation program, the Company’s executive team will evaluate and recommend specific annual corporate and/or individual performance targets, metrics and/or management-by-objectives (“MBOs”), to be finalized and approved by the Company’s Board of Directors (the “Board”), as part of its annual compensation review process. Annual bonuses are paid on an annual basis, after the close of the fiscal year and after determination by the Board of (a) the level of achievement of the applicable individual and corporate performance targets, metrics and/or MBOs, and (b) the amount of the annual incentive compensation earned by you (if any). No amount of annual incentive compensation is guaranteed and, in addition to the other conditions for earning such compensation, you must remain an employee of the Company in good standing on the scheduled annual incentive compensation payment date in order to earn or be eligible for any annual incentive compensation. Except as expressly provided in this Agreement or communicated to you in writing by a duly authorized officer of the Company, you will not be entitled to any other incentive compensation, commission, or other bonus programs.

4.   Equity Award: Upon joining the Company, and subject to approval by the Company’s Board of Directors, you will be eligible to receive a stock option grant to purchase 340,000 shares of the Company’s common stock (the “Options”), pursuant to the Company’s 2020 Equity Incentive Plan (the “Plan”). The purchase price per share of the Options will be equal to the fair market value of the Company’s common stock on the date of grant. Twenty-five percent (25%) of the Options will vest on the one-year anniversary of your Start Date and the remainder will vest in equal monthly installments thereafter over the next thirty-six (36) months, subject to your Continued Service (as defined in the Plan) with the Company through each such vesting date. The terms of the Options will be governed by the Plan and the applicable option award agreement between you and the Company. In addition, provided that you become an employee and commence your Start Date by no later than December 31, 2021, you may be eligible to receive, subject to approval by the Board, additional equity awards under any annual equity award programs the Company may adopt in 2022. Any such annual equity award will not be pro-rated based upon your Start Date.

5.   Signing Bonus: If you accept and commence employment with the Company, the Company will provide you with a signing bonus of $100,000 (the “Signing Bonus”). The Signing Bonus will be advanced to you prior to it being earned on the second paycheck following your Start Date, and will be subject to the usual payroll deductions and tax withholdings. You will not fully earn the Signing Bonus unless you remain continuously employed with the Company through the 24-month anniversary of your Start Date. The Signing Bonus is subject to the following repayment obligations: (i) if you voluntarily resign, or are terminated by the Company for Cause (as defined in the Plan, or any successor or replacement plan) in each case prior to the 12-month anniversary of your Start Date, then you will be obligated to repay to the Company the full amount of the Signing Bonus; and (ii) if you voluntarily resign, or are terminated by the Company for Cause, in each case anytime between the 13- and 24-month anniversary of your Start Date, then you will be obligated to repay to the Company a pro-rated amount of the Signing Bonus based on the length of your service with the Company. Such repayment shall be made within 30 days following your employment termination or resignation date, as applicable.

6.   Compliance with Confidentiality Agreement and Company Policies. As a condition of employment, you shall sign and comply with the Company’s standard form of Employee Confidential

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Information and Invention Assignment Agreement (the “Confidentiality Agreement”). The Confidentiality Agreement shall be deemed fully incorporated into this Agreement by reference.

7.   COVID-19 Vaccination. The Company requires COVID-19 vaccinations as a condition of employment. If you have any questions about COVID-19 vaccinations, you should consult a trusted healthcare provider. Unless an exemption applies, the Company requires that all employees be fully vaccinated before their Start Date. An employee is considered “fully vaccinated” if at least 14 days or a period specified by the vaccine’s manufacturer have elapsed since the employee received the last dose of a vaccine that the FDA has authorized for use in the United States. FDA-authorized vaccinations include vaccinations that have been authorized pursuant to an Emergency Use Authorization. For an employee fully vaccinated outside of the United States, the vaccination must be listed for emergency use by the World Health Organization (“WHO”).

To establish that you are fully vaccinated, we require that you provide evidence of immunization by presenting a completed COVID-19 Vaccine Card or documentation from an authorized healthcare provider or pharmacy proving that you have received the COVID-19 vaccine. Please submit these documents to Brandon Saunders at      or via the Company’s HR portal. The Company must receive this documentation prior to your projected Start Date.

Employees who have i) a qualifying medical condition that contraindicates the vaccination, or ii) who object to being vaccinated on the basis of a sincerely held religious belief or practice, may contact Jennifer Bush at     . The Company regards all such information as confidential.

8.   Protection of Third-Party Information and Outside Activities.

(a)  Third Party Information. In your work for the Company, you will be expected not to make any unauthorized use or disclosure of any confidential information or materials, including trade secrets, of any former employer or other third party; and not to violate any lawful agreement that you may have with any third party. By signing this Agreement, you represent that you are able to perform your job duties within these guidelines, and you are not in unauthorized possession or control of any confidential documents, information, or other property of any former employer. In addition, you represent that you have disclosed to the Company in writing any agreement you may have with any third party (e.g., a former employer) that may limit your ability to perform your duties to the Company or that could present a conflict of interest with the Company, including but not limited to disclosure (and a copy) of any contractual restrictions on solicitations or competitive activities.

(b)   Outside Activities. During your employment by the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company or its affiliates. Subject to the restrictions set forth herein, and only with prior written disclosure to and written consent of the Board, you may engage in other types of business or public activities. The Board may withdraw such consent, if the Board determines, in its sole discretion, that such activities compromise or threaten to compromise the business interests of the Company or its affiliates or conflict with your duties to the Company.

(c)   Non-Competition. During your employment by the Company, you will not, without the express written consent of the Board, directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any person or entity engaged in, or planning or preparing to engage in, business activity

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competitive with any line of business engaged in (or planned to be engaged in) by the Company or its affiliates; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange. In addition, you will be subject to certain restrictions (including restrictions continuing after your employment ends) under the terms of your Confidentiality Agreement.

9.    At-Will Employment Relationship. Your employment relationship with the Company is employment at-will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time with or without Cause (as defined below) or prior notice. In addition, the Company retains the discretion to modify your other employment terms from time to time, including but not limited to your position, duties, reporting relationship, work location, compensation (including base salary and incentive compensation terms), and benefits.

10.   Severance.

(a)   Pre-IPO Severance for Qualifying Termination. If (i) your employment is terminated by the Company without Cause (as defined in the Plan, or any successor or replacement plan), other than due to your death or disability, and (ii) you satisfy the Release Requirement (defined below), then you will receive severance pay in the form of continuation of your final monthly base salary for six (6) months, plus six (6) months of benefits coverage under COBRA, less standard payroll deductions and tax withholdings.

(b)   Post-IPO Severance upon Termination without Cause or Resignation with Good Reason. If (i) your employment is terminated by the Company without Cause (as defined in the Plan), other than due to your death or disability, or you terminate your employment with Good Reason (as defined in the Plan), (ii) you satisfy the Release Requirement (defined below), and (iii) comply with your obligations under the Confidentiality Agreement, then you will receive the following “Severance Benefits”: (A) You will receive severance pay in the form of continuation of your final monthly base salary for a period of nine (9) months following your termination date, less standard payroll deductions and tax withholdings (the “Severance Payments”). Subject to Section 10(e), the Severance Payments will be paid in equal installments on the Company’s regular payroll schedule in effect following your termination date, with such payments to begin on the first regular payroll date following the Release Effective Date (as defined below). If the Severance Payments do not commence with the first regular payroll date following your termination date because the Release Effective Date is later than such first payroll date, the first installment of the Severance Payments you receive will be a “catch up” payment in the total amount of the Severance Payments you would have received through such payroll date if such payments had begun with the first payroll date after your termination date; (B) In addition, if you timely elect continued coverage under COBRA, the Company will pay the COBRA premiums for you and your eligible dependents until the earlier of either: (i) a period ending nine (9) months following your termination date or, (ii) the date on which you are no longer eligible for COBRA coverage (such period, the “COBRA Payment Period”). Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your qualifying family members elect COBRA continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in installments on the same schedule

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that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company otherwise would have paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of the COBRA Payment Period. For purposes of this Agreement, (i) references to COBRA shall be deemed to refer also to analogous provisions of state law and (ii) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility; and (C) The vesting and exercisability of all outstanding and unvested equity awards covering the Company’s common stock that are held by you as of immediately prior to the termination date, to the extent such equity awards would otherwise have vested solely conditioned on your continued services with the Company, shall accelerate vesting in accordance with their applicable vesting schedules as if you had completed an additional three (3) months of service with the Company as of the termination date.

(c)   Post-IPO Severance upon Termination without Cause or Resignation with Good Reason in Connection with a Change of Control. If (i) your employment is terminated by the Company without Cause (as defined in the Plan), other than due to your death or disability, or you terminate your employment with Good Reason (as defined in the Plan), in each case within a period commencing three (3) months before, or twelve (12) months after a Change of Control (as defined in the Plan), (ii) you satisfy the Release Requirement (defined below), and (iii) comply with your obligations under the Confidentiality Agreement, then you will receive the following “Change of Control Severance Benefits”: (A) You will receive severance pay in the form of continuation of your final monthly base salary for a period of twelve (12) months following your termination date, less standard payroll deductions and tax withholdings (the “Change of Control Severance Payments”). Subject to Section 10(e), the Severance Payments will be paid in equal installments on the Company’s regular payroll schedule in effect following your termination date, with such payments to begin on the first regular payroll date following the Release Effective Date (as defined below). If the Severance Payments do not commence with the first regular payroll date following your termination date because the Release Effective Date is later than such first payroll date, the first installment of the Severance Payments you receive will be a “catch up” payment in the total amount of the Severance Payments you would have received through such payroll date if such payments had begun with the first payroll date after your termination date; (B) In addition, if you timely elect continued coverage under COBRA, the Company will pay the COBRA premiums for you and your eligible dependents until the earlier of either: (i) a period ending twelve (12) months following your termination date or, (ii) the date on which you are no longer eligible for COBRA coverage (such period, the “COBRA Payment Period”). Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your qualifying family members elect COBRA continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company otherwise would have paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of the COBRA Payment Period. For purposes of this Agreement, (i) references to COBRA shall be deemed to refer also to analogous provisions of state law and (ii) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility; (C) In addition, you will receive your full target Annual Bonus

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for the fiscal year in which your employment terminates, payable on the first regular payroll date following the Release Effective Date, provided that the Release Requirement has been satisfied; and (D) Effective as of the later of the termination date or the effective date of the Change of Control, the vesting and exercisability of all outstanding and unvested equity awards covering the Company’s common stock that are held by you as of immediately prior to such date, to the extent such equity awards would otherwise have vested solely conditioned on your continued services with the Company, shall accelerate vesting in full. For the avoidance of doubt, in no event shall you be entitled to benefits under both Section 10(b) and this Section 10(c). If you are eligible for benefits under both Section 10(b) and this Section 10(c), you shall receive the benefits set forth in this Section 10(c) and such benefits shall be reduced by any benefits previously provided to you under Section 10(b).

(d)   Release Requirement. To be eligible for the Severance Benefits pursuant to Section 10(a)-(b) and the Change of Control Severance Benefits pursuant to Section 10(c) above, you must satisfy the following release requirement (the “Release Requirement”): You must timely execute and return to the Company a signed and dated general release of all known and unknown claims in a separation agreement acceptable to the Company (the “Release and Waiver”) within the applicable deadline set forth therein, but in no event later than forty-five (45) calendar days following your termination date, and permit the Release and Waiver to become effective and irrevocable in accordance with its terms (such effective date of the Release and Waiver, the “Release Effective Date”). No Severance Benefits or Change of Control Severance Benefits will be paid or provided hereunder prior to such Release Effective Date. You may be required by the separation agreement to provide reasonable transitional services as a condition to receiving the Severance Benefits and/or the Change of Control Severance Benefits.

(e)   Other. You will not be eligible for any Severance Benefits or Change of Control Severance Benefits under any circumstances other than those described herein, including circumstances in which your employment is terminated for Cause, you terminate your employment for any reason other than Good Reason, or your employment terminates due to your death or disability. In addition, if you materially breach any continuing obligations to the Company (including, but not limited to, any material breach of this Agreement or any material breach of the Confidentiality Agreement) during the period of time that you are receiving any Severance Benefits or Change of Control Severance Benefits, as applicable, you will forfeit your entitlement to any then unpaid Severance Benefits and/or Change of Control Severance Benefits, as applicable, and the Company’s obligation to continue to pay or provide such Severance Benefits and Change of Control Severance Benefits will immediately terminate as of the date of your material breach and you will be required to return to the Company any Severance Benefits and Change of Control Severance Benefits already provided to you.

(f)   IRS Code Section 409A. All payments provided hereunder are intended to constitute separate payments for purposes of Treasury Regulation Section 1.409A-2(b)(2). If the Company determines that any benefits provided under this Agreement constitute “deferred compensation” under Section 409A of the Internal Revenue Code of 1986 as amended (“Section 409A”), such benefits will not commence in connection with your termination of employment unless such termination also qualifies as a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition thereunder) (“Separation from Service”). If the Company determines that any benefits provided under this Agreement constitute “deferred compensation” under Section 409A and you are a “specified employee” of the Company or any affiliate (or any successor entity thereto) within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your Separation from Service, then the payment of any such benefits shall be delayed until the earlier

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of (i) the date that is six (6) months and one (1) day after the date of your Separation from Service, or (ii) the date of your death (such date, the “Delayed Payment Date”), and the Company (or the successor entity thereto, as applicable) shall (A) pay to you a lump sum amount equal to the sum of the benefit payments that otherwise would have been paid to you on or before the Delayed Payment Date, without any adjustment on account of such delay, and (B) continue the benefit payments in accordance with any applicable payment schedules set forth for the balance of the period specified herein. In addition to the above, to the extent required to comply with Section 409A and the applicable regulations and guidance issued thereunder, if the applicable deadline for you to execute (and not revoke) the applicable Release and Waiver spans two (2) calendar years, your Severance Benefits and/or Change of Control Severance Benefits shall commence to be paid in installments on the first regularly scheduled payroll date that follows the effective date of the Release and Waiver and which also occurs during the second permitted calendar year for returning the effective Release and Waiver.

11.   Section 280G; Limitations on Payment.

(a)   If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) any constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

(b)   Notwithstanding any provision of Section 12(a) to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (i) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (ii) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (iii) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

(c)  Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change of Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity

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or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 9. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

(d)   If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 12(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 12(a) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 12(a), you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

12.  Dispute Resolution. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment with the Company, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) or its successors by a single arbitrator. The arbitration will be held in San Diego, California, or such other location as then-agreed by the parties. Both you and the Company acknowledge that by agreeing to this arbitration procedure, you each waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.

Any such arbitration proceeding will be governed by JAMS’ then applicable rules and procedures for employment disputes, which will be provided to you upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/. In any such proceeding, the arbitrator shall (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. You and the Company shall be entitled to all rights and remedies that would be entitled to pursue in a court of law. Nothing in this Agreement is intended to prevent either the Company or you from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration pursuant to applicable law. You and the Company both have the right to be represented by legal counsel at any arbitration proceeding, at each party’s own expense. The Company shall pay all filing fees in excess of those which would be required if the dispute were decided in a court of law and shall pay the arbitrator’s fees and any other fees or costs unique to arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

13.  General. This Agreement, along with the Confidentiality Agreement, forms the complete and exclusive statement of your agreement with the Company regarding the subject matter hereof. It supersedes and replaces any other agreements or promises made to you by anyone concerning your employment compensation, benefits and/or terms, whether oral or written. This Agreement may not be

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amended or modified except by a written modification signed by you and a duly authorized officer of the Company, with the exception of those changes expressly reserved to the Company’s discretion in this Agreement. This Agreement is governed by the laws of the state of California, without reference to conflicts of law principles, and it is intended to bind and inure to the benefit of and be enforceable by the Company and its successors and assigns. If any provision of this Agreement shall be held invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect the other provisions of this Agreement, and such provision will be reformed, construed and enforced so as to render it valid and enforceable consistent with the general intent of the parties insofar as possible under applicable law. With respect to the enforcement of this Agreement, no waiver of any right hereunder shall be effective unless it is in writing. Any ambiguity in this Agreement shall not be construed against either party as the drafter. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

This offer is subject to satisfactory proof of your identity and right to work in the United States and other applicable pre-employment screenings.

To confirm your terms of employment, please sign and date this Agreement and the Confidentiality Agreement and return the fully signed documents to Jennifer Bush at jbush@artivabio.com. Please let me know if you have any questions.

Sincerely,

ARTIVA BIOTHERAPEUTICS, INC.

By:	/s/ Peter Flynn, PhD
Peter Flynn, PhD
Chief Operating Officer
Reviewed, Understood, and Accepted:
/s/ Chris Horan		12/7/2021
Chris Horan		Date

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